SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share
(Title of Class of Securities)

G21515104
(CUSIP Number)

Richard A. Hornung

Hillhouse Capital Advisors, Ltd.

Suite 5B 201

2nd Floor, One Nexus Way

PO Box 2587, KY1 1103

Cayman Islands

+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☒

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. G21515104	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. G21515104	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 6 (“Amendment No. 6”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2019 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on January 27, 2020 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed with the SEC on May 8, 2020 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed with the SEC on September 18, 2020 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed with the SEC on October 28, 2020 (“Amendment No. 4”) and Amendment No. 5 to the Schedule 13D filed with the SEC on November 23, 2020 (“Amendment No. 5”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and as amended hereby, the “Schedule 13D”) with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Biologic Products Holdings, Inc., a Cayman Islands exempted company (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 4 and 5 as set forth below.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 20, 2021, the Issuer and Merger Sub filed the plan of merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of April 20, 2021, pursuant to which the Merger became effective on April 20, 2021. As a result of the Merger, the Issuer became a wholly owned subsidiary of Parent.

At the Effective Time of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger was cancelled and ceased to exist in exchange for the right to receive US$120.00 per share in cash, without interest and net of any applicable withholding taxes, except for (a) Ordinary Shares held by the Issuer as treasury shares or by any direct or indirect subsidiary of the Issuer, which were cancelled and ceased to exist without consideration, (b) Ordinary Shares held by Parent or any direct or indirect subsidiary of Parent (including Ordinary Shares deemed contributed by the Rollover Securityholders to Parent immediately prior to or at the Effective Time of the Merger pursuant to the Support Agreement), which were cancelled and ceased to exist without consideration, (c) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which were cancelled and ceased to exist in exchange for the right to receive the payment of fair value of such Ordinary Shares determined in accordance with Section 238 of the Companies Law of the Cayman Islands, and (d) Ordinary Shares owned by holders who had previously validly exercised their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands and thereafter have effectively withdrawn such rights to dissent pursuant to agreements entered into between such holders and the Issuer prior to the effective time of the Merger, which were cancelled and ceased to exist in exchange for the right to receive such amounts as specified in such agreements.

As a result of the Merger, the Ordinary Shares ceased to trade on the NASDAQ Global Select Market prior to the opening of trading on April 21, 2021 and became eligible for delisting from the NASDAQ Global Select Market and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)	As a result of the Merger, as described in Item 4 of this Amendment No. 6, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c)	Except as set forth in Item 4 of this Amendment No. 6, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d)	Not applicable.

(e)	April 20, 2021

CUSIP No. G21515104	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: April 22, 2021

HillHOUSE CAPital Advisors, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer

HILLHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer